FIRST AMENDING AGREEMENT

THIS AGREEMENT is made as of June 4, 2008

BETWEEN:

BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the “Borrower”),

OF THE FIRST PART,

- and -

THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA), UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA, THE BANK OF NOVA SCOTIA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), FORTIS CAPITAL (CANADA) LTD. and CANADIAN IMPERIAL BANK OF COMMERCE (hereinafter referred to collectively as the “Lenders” and individually as a “Lender”),

OF THE SECOND PART,

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”),

OF THE THIRD PART.

WHEREAS Canadian Imperial Bank of Commerce (the “New Lender”) has agreed to provide an additional Commitment and to become a Lender in accordance with the terms of the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation

1.1. In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this agreement, as amended, modified, supplemented or restated from time to time.

“Credit Agreement” means the amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007, between the Borrower, the Lenders and the Agent.

1.2. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2.	Amendments and Supplements

2.1. Extension of the Syndicated Facility Maturity Date and the Operating Facility Maturity Date.  Each of the Syndicated Facility Maturity Date and the Operating Facility Maturity Date is hereby extended to July 1, 2009.

2.2. Increase in  Syndicated Facility. The existing definition of “Syndicated Facility” contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete “Cdn.$350,000,000” where it appears in the second line thereof and to substitute therefor the amount of “Cdn.$460,000,000”.  The parties hereto hereby confirm and agree that the maximum principal amount of the Syndicated Facility is hereby increased to Cdn.$460,000,000 from Cdn.$350,000,000.

2.3. Increase in Operating Facility.  The existing definition of “Operating Facility” contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete “Cdn.$20,000,000” where it appears in the second line thereof and to substitute therefor the amount of “Cdn.$25,000,000”.  The parties hereto hereby confirm and agree that the maximum principal amount of the Operating Facility is hereby increased to Cdn.$25,000,000 from Cdn.$20,000,000.

2.4. Addition of New Lender.

(a)
Addition of New Lender.  The parties hereto hereby confirm and agree that, from and after the date hereof, the New Lender shall be a Lender for all purposes of the Credit Agreement and the other Documents having the Commitment set forth opposite its name on Schedule A hereto and all references herein or therein to “Lenders” or a “Lender” shall be deemed to include the New Lender.

(b)
Novation of New Lender.  The New Lender hereby agrees that it will be bound by the Credit Agreement and the other Documents as a Lender to the extent of its Commitment as fully as if it had been an original party to the Credit Agreement.

(c)
The Agent.  Without in any way limiting the other provisions hereof, the New Lender irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

(d)
Independent Credit Decision.  The New Lender acknowledges to the Agent that the New Lender has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and other Documents and all other matters incidental to the Credit Agreement and the other Documents.  The New Lender confirms with the Agent that it does not rely, and it will not hereafter rely, on the Agent:

(i)
to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower, its Subsidiaries or any other person under or in connection with the Credit Agreement and other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to it by the Agent); or

(ii)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.

The New Lender acknowledges to the Agent that a copy of the Credit Agreement (including a copy of the Schedules annexed thereto) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby.  The New Lender acknowledges to the Agent that it is satisfied with the form and substance of the Credit Agreement (as amended and supplemented hereby) and the other Documents.

(e)
Consent of Fronting Lender and Agent.  Each of the Fronting Lender and the Agent hereby consents to the addition and novation of the New Lender into the Credit Agreement as a Lender and agrees to recognize the New Lender as a Lender under the Credit Agreement as fully as if the New Lender had been an original party to the Credit Agreement.

2.5. New Schedule A; Revised Commitments. Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto, inter alia, to increase each of the Syndicated Facility Commitment of each Lender and the Operating Facility Commitment of the Operating Lender to the amount (or amounts, as applicable) set forth opposite its name on such new Schedule A.

2.6. Fees Payable in Respect of Increase in Commitments and in Respect of Existing Commitments.  The Borrower hereby agrees to pay to the Agent, for each Lender, a fee in Canadian Dollars in an amount equal to [REDACTED] of the increase in the aggregate Commitments of each Lender.  In addition, the Borrower hereby agrees to pay to the Agent, for each Lender, a fee in Canadian Dollars in an amount equal to [REDACTED] of the existing aggregate Commitments of each Lender (that is, the aggregate Commitments of the Lenders prior to the effectiveness of the amendments contained herein).

2.7. Increase in Borrowing Base.  The Lenders hereby confirm and agree that as of the date hereof the Borrowing Base has been determined to be Cdn.$485,000,000.

2.8. No Merger, Amalgamation, etc.  The existing Section 10.2(j) of the Credit Agreement is hereby deleted in its entirety and replaced with the following new Section 10.2(j):

(j)           No Merger, Amalgamation, etc.

The Borrower shall not, nor shall it permit Baytex Trust or any Subsidiary of Baytex Trust, enter into any transaction (other than any transaction where the same only involves Subsidiaries of Baytex Trust which are not the Borrower or other Material Subsidiaries) whereby all or substantially all of its undertaking, property and assets would become the property of any other person (herein called a “Successor”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise, unless:

(i)
in the case of the Borrower, the Successor is a corporation and incorporated under the federal laws of Canada or the laws of any province of Canada or the Successor is a partnership duly established under the laws of any province of Canada;

(ii)
prior to or contemporaneously with the consummation of such transaction the Successor and, as applicable, each of the Borrower, Baytex Trust and the Subsidiaries of Baytex Trust shall have executed and delivered or caused to be executed and delivered to the Agent such instruments and done such things as, in the reasonable opinion of Lenders’ Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(A)
the Successor will have assumed all the covenants and obligations of the Borrower or a Subsidiary, as applicable, under Documents to which the Borrower or such Subsidiary, as applicable, is a party; and

(B)
this Agreement and the other Documents, as the case may be, will be valid and binding obligations of the Successor and each of the Borrower, Baytex Trust and Subsidiaries of Baytex Trust, as applicable, which is a party thereto, entitling the Lenders and the Agent to exercise all their rights under this Agreement and the other Documents against each of them;

(iii)
such transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders and the Agent hereunder or pursuant to the other Documents;

(iv)	such transaction shall not result in the assets of the Successor being subject to any Security Interests other than Permitted Encumbrances; and

(v)	no Event of Default or Default shall have occurred and be continuing, or will occur as a result of such transaction, or shall exist immediately after the consummation of such transaction.

3.	Funding of Loans to Reflect Revised Commitments

3.1. Funding of Outstanding Loans Under the Syndicated Facility.  In order to give effect to the foregoing, upon the satisfaction of the conditions precedent set forth below, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the foregoing increase in the Syndicated Facility and revised Commitments and to ensure that the aggregate Obligations owing to each Lender under the Syndicated Facility are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations under the Syndicated Facility after giving effect to such increase and revised Commitments; provided that, the foregoing provisions of this Section 3.1 shall not apply to Libor Loans and Bankers’ Acceptances outstanding on the date hereof, such Libor Loans and Bankers’ Acceptances being subject to and dealt with pursuant to Sections 3.2 and 3.3 hereof, respectively.

3.2. Outstanding Libor Loans.

(a)
The parties hereby acknowledge that, on the date hereof, Libor Loans having Interest Periods ending after the date hereof are outstanding (the “Outstanding Libor Loans”).  Notwithstanding any provision of the Credit Agreement or this Agreement to the contrary, until the expiry of the applicable Interest Periods, the New Lender and the Lenders which are increasing their respective Syndicated Facility Commitments shall not (but in the case of the Lenders increasing their respective Syndicated Facility Commitments only with respect to the increased amounts of their respective Syndicated Facility Commitments) have any right, title, benefit or interest in or to any Outstanding Libor Loans nor any obligation or liability to the other Lenders in respect thereof.

(b)
From time to time, as the Interest Periods of the Outstanding Libor Loans expire and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its revised Syndicated Facility Commitment after giving effect to the provisions of this Agreement.

3.3. Outstanding Bankers’ Acceptances

(a)
The parties hereby acknowledge that, on the date hereof, Bankers’ Acceptances having terms to maturity ending after the date hereof are outstanding (the “Outstanding BAs”).  Notwithstanding any provision of the Credit Agreement or this Agreement to the contrary, the New Lender and the Lenders which are increasing their respective Syndicated Facility Commitments shall not (but in the case of the Lenders increasing their respective Syndicated Facility Commitments only with respect to the increased amounts of their respective Syndicated Facility Commitments) have any right, title, benefit or interest in or to any Outstanding BAs nor any obligation or liability to the other Lenders in respect thereof, it being acknowledged and agreed by the parties hereto that any obligation of the Borrower to pay or reimburse the Lenders in respect of the Outstanding BAs is solely a risk and for the account of the initial Lenders based upon their respective Syndicated Facility Commitments as in effect prior to and without regard to the provisions of this Agreement.

(b)
Notwithstanding the foregoing, from time to time, as the Outstanding BAs mature and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its revised or new, as applicable, Syndicated Facility Commitment after giving effect to the provisions of this Agreement.

3.4. Outstanding Fronted LCs.  Without limiting the other provisions hereof or of the Credit Agreement, and for greater certainty, each of the Lenders hereby acknowledges and agrees that it shall indemnify the Fronting Lender for its Rateable Portion of any Fronted LCs outstanding on the date hereof based upon its revised Syndicated Facility Commitments after giving effect to the provisions of this Agreement (to the extent the Borrower fails to reimburse or indemnify the Fronting Lender in accordance with the Credit Agreement).  Each of the Lenders shall be entitled to its Rateable Portion (based upon its revised Syndicated Facility Commitments after giving effect to the provisions of this Agreement) of any fees previously paid or to be paid pursuant to Section 7.9(1) of the Credit Agreement in respect of such outstanding Fronted LCs for the period from and after the date hereof until the expiry date of such Fronted LCs and the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders to give effect to the foregoing.

4.	Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated and is validly subsisting under the laws of its jurisdiction of amalgamation and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which the Borrower or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof after giving effect to the Acquisition (as defined below).

(e)	No Default

No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders’ Counsel.  Such representations and warranties shall survive until the Credit Agreement has been terminated.

5.	Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrower shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Section 2.6 hereof;

(b)	each Material Subsidiary shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule B;

(c)
Baytex Trust and each Material Subsidiary shall have delivered to the Agent, if applicable, a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation, certified copies of its constating documents (or a certification there have been no changes thereto since November 29, 2007) and by-laws and the resolutions authorizing the Documents to which it is a party and the transactions thereunder and an officers’ certificate as to the incumbency of the officers thereof signing the Documents to which it is a party;

(d)
Baytex Trust shall have executed and delivered to the Agent a confirmation respecting each of the Subordination Agreement (Baytex Trust), the Baytex Trust Guarantee and the Security it has previously executed and delivered to the Agent and the Lenders, such confirmation to be in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion, acting reasonably;

(e)
the Agent shall have received true, correct and complete copies of each of the existing Material Contracts and an Officer’s Certificate certifying the same (or certifying there have been no changes thereto since November 29, 2007) to the Agent and the Lenders;

(f)
Burmis Oil & Gas Corp. and Burmis Energy Partnership shall have executed and delivered to the Agent the Security required by the Credit Agreement, including a floating charge demand debenture in the principal amount of $1,000,000,000 and a debenture pledge agreement in respect thereof, in the forms attached to the Credit Agreement;

(g)
the Agent and the Lenders shall have received legal opinions from counsel to the Borrower and Baytex Trust and each Material Subsidiary (other than Baytex U.S.) respecting this Agreement, the Security to be entered into pursuant to this Agreement and the transactions contemplated hereby in form and substance as may be required by the Lenders in their sole discretion;

(h)
the Borrower shall have delivered to the Agent a true, correct and complete copy of the amended and restated arrangement agreement made as of April 25, 2008 between Baytex Trust, the Borrower and Burmis Energy Inc. (the “Arrangement Agreement”) and all other material documentation effecting the ultimate acquisition by the Borrower or Baytex Trust, as applicable, of the Burmis Shares (as such term is defined in the Arrangement Agreement) (the “Acquisition”), together with an Officer’s Certificate certifying the same to the Agent and the Lenders;

(i)
Baytex Trust or the Borrower, as applicable, shall have completed the Acquisition in accordance with the Arrangement Agreement (including, (i) the amalgamation of Burmis Energy Inc. with the Borrower and (ii) all of the other steps and transactions set forth in Article 3 of the Plan of Arrangement (as defined in the Arrangement Agreement)) without any material amendment thereto or waiver of any material condition by the Borrower or Baytex Trust, as applicable, and the Agent shall have received an Officer’s Certificate certifying the same to the Agent and the Lenders;

(j)
all material Governmental Authorizations and material third party consents and approvals necessary for the completion of the Acquisition shall have been unconditionally obtained and shall be in full force and effect, and the Agent shall have received an Officer’s Certificate certifying the same to the Agent and the Lenders;

(k)
no Default or Event of Default shall have occurred and be continuing after giving effect to the Acquisition and the Borrower shall have delivered to the Agent an Officer’s Certificate confirming the same;

(l)
no material adverse change in the business, affairs, assets, properties, operations, or condition, financial or otherwise, of Baytex Trust and its Subsidiaries taken as a whole (taking into account the Acquisition) shall have occurred since December 31, 2007; and

(m)
the assets and property of Baytex Trust and its Subsidiaries (including, for certainty, Burmis Oil & Gas Corp., Burmis Energy Partnership and Bellvue Resources Inc.) shall be free and clear of all Security Interests except for Permitted Encumbrances after giving effect to the Acquisition and evidence of the foregoing satisfactory to the Agent and the Lenders, each acting reasonably, shall have been received by the Agent.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6.	Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.

7.	Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

8.	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

9.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.  Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY LTD.

By:	"SIGNED"
Name: Derek Aylesworth Title: Chief Financial Officer

LENDERS:

THE TORONTO-DOMINION BANK

By:	"SIGNED"
Name: Title:

By:	"SIGNED"
Name:
Title:

BNP PARIBAS (CANADA)

By:	"SIGNED"
Name: Title:

By:	"SIGNED"
Name: Title:

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH

By:	"SIGNED"
Name: Title:

By:	"SIGNED"
Name: Title:

NATIONAL BANK OF CANADA

By:	"SIGNED"
Name: Title:

By:	"SIGNED"
Name:
Title:

ROYAL BANK OF CANADA

By:	"SIGNED"
Name: Title:

By:	"SIGNED"
Name:
Title:

THE BANK OF NOVA SCOTIA

By:	"SIGNED"
Name: Title:

By:	"SIGNED"
Name:
Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

By:	"SIGNED"
Name: Title:

By:	"SIGNED"
Name:
Title:

FORTIS CAPITAL (CANADA) LTD.

By:	"SIGNED"
Name: Title:

By:	"SIGNED"
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By:	"SIGNED"
Name: Title:

By:	"SIGNED"
Name: Title:

AGENT:

THE TORONTO-DOMINION BANK, in its capacity as Agent

By:	"SIGNED"
Name: Title:

SCHEDULE A

LENDERS AND COMMITMENTS

Commitments
Lender	Operating Facility Commitment	Syndicated Facility Commitment
The Toronto-Dominion Bank
BNP Paribas (Canada)
Union Bank of California, N.A., Canada Branch
National Bank of Canada
Royal Bank of Canada	[Redacted]
The Bank of Nova Scotia
Société Générale (Canada Branch)
Fortis Capital (Canada) Ltd.
Canadian Imperial Bank of Commerce
Total	Cdn.$25,000,000	Cdn.$460,000,000

SCHEDULE B

FORM OF CONFIRMATIONS OF GUARANTEE AND SECURITY

CONFIRMATION OF GUARANTEE AND SECURITY

TO:                      The Lenders and Hedging Affiliates

AND TO:                      The Toronto-Dominion Bank, as agent of the Lenders (the “Agent”)

WHEREAS Baytex Energy Ltd. (the “Borrower”) entered into an amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007 between the Borrower, the Lenders and the Agent (as amended and supplemented to date hereof, the “Credit Agreement”);

AND WHEREAS the undersigned guaranteed (a) all of the Obligations of the Borrower under, pursuant or relating to the Credit Agreement and the other Documents and (b) all of the Lender Financial Instrument Obligations (collectively, the “Guaranteed Obligations”), in each case, pursuant to the guarantee made as of July 9, 2003 (the “Guarantee”) granted by the undersigned in favour of the Agent, the Lenders and the Hedging Affiliates;

AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Lenders and the Hedging Affiliates, a general security agreement, a demand debenture and a debenture pledge agreement each dated as of July 9, 2003, a demand debenture and a debenture pledge agreement each dated as of December 22, 2004 and a demand debenture and a debenture pledge agreement each dated as of June 26, 2007 (collectively, the “Security”);

AND WHEREAS, pursuant to a first amending agreement (the “Amending Agreement”) made as of even date herewith, the Borrower, the Lenders and the Agent have agreed to further amend and supplement the Credit Agreement;

AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the Amending Agreement;

AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders and the Hedging Affiliates that the Guarantee and Security continue to apply to the Guaranteed Obligations of the Borrower.

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders and the Hedging Affiliates to the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that each of the Guarantee and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations of the Borrower, including, without limitation, the Guaranteed Obligations of the Borrower under, pursuant or relating to the Credit Agreement as amended by the Amending Agreement.  This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee or Security including, without limitation, Article 2 and Article 3 of the Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Amending Agreement, as the context requires.

DATED as of June 4, 2008.

BAYTEX MARKETING LTD.

By:
Name:
Title:

By:
Name:
Title: